Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES 2013 YEAR END RESULTS AND
UPDATE ON CORPORATE RESTRUCTURING PLAN

•	Company sustains gross profit margin of over 95% margin on fiscal 2013 revenue
•	Net cash burn reduced by 50%
•	USPTO issuance for patent supporting advertising marketplace

Woodland Hills, CA.  July 24, 2013 --- One of the leading networks of forum communities on the Internet, CrowdGather, Inc. (OTCQB:CRWG), today announced financial results for the fiscal year ended April 30, 2013.

For the fiscal year ended April 30, 2013, the Company reported revenues of $1,933,298, compared to revenues of $1,932,798 reported for fiscal 2012.  Gross profit for the fiscal year ended April 30, 2013, was $1,880,493, an increase of 4% from the $1,811,464 reported for fiscal 2012.  Net loss for the 2013 fiscal year was $2,782,451 or $.05 per share, versus a net loss of $3,106,723 or $.05 for the fiscal year ended April 30, 2012.

CrowdGather ended fiscal 2013 with approximately $0.4 million of cash and $14.4 million of shareholders’ equity.

The Company remains fully dedicated to its restructuring plan, and has slashed operating expenses from $4.0 million to $2.5 million on an annualized basis.  The Company’s net burn has been reduced to approximately $60,000 per month from over $120,000 per month prior to execution of the restructuring plan.  The Company continues to diligently review all costs and expects additional savings in the coming months.

Pursuant to the previously disclosed securities purchase agreement, dated April 8, 2013, and as amended on July 16, 2013, the Company expects to close an additional $150,000 in proceeds for 150,000 shares of Preferred Stock by August 2, 2013, in addition to the $150,000 in proceeds received on July 16, 2013 for 150,000 shares of Preferred Stock.   The current Preferred Stock investor has the right of first refusal on the remaining, unallocated 400,000 shares of Preferred Stock, until October 12, 2013.

“We are pleased to report stable results for fiscal 2013 despite working with fewer resources as a result of our restructuring plan,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “We believe we have built a stable foundation upon which to build additional high-margin revenue growth.  We are preparing to optimize our network of forums across desktop and mobile devices to earn greater revenues and capitalize on higher advertising rates during the upcoming fall and winter holiday seasons.  We are also continuing our cost reduction efforts and we have carefully managed and reduced our net cash burn by over 50%.  Additionally, we are continuing with the development of our advertising marketplace, and still anticipate that full deployment of the platform may contribute to revenues by the end of calendar year 2013.”

Sabnani continued, “Our entire focus is on improving the financial and operating metrics of our business and towards that end, we are willing to rapidly shift resources from non-performing assets to those that provide a sustainable return.  As the summer months are typically our slowest, both in terms of users online and lower advertising payouts, we do not anticipate any lift during the current first quarter of fiscal 2014.  However, we believe that the net cash burn toward the end of the first quarter of fiscal 2014 will be closer to approximately $50,000 per month, and in the coming fall and winter, when momentum returns to the online advertising marketplace, we believe an increase of approximately $50,000 per month in revenues from current levels will put the company into breakeven territory.”

During April 2013, the Company reached over 150 million monthly page views across all properties, and had over 12 million monthly unique visitors according to Google Analytics.

During the third quarter of fiscal 2013, CrowdGather also received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a patent application for systems and methods of targeted advertising.  The claims underlying this patent relate to a system for generating targeted advertisement recommendations based upon the social momentum between associated keywords.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increases revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

###

For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                   Phone: 818-435-2472 x 101
                                   Email: sanjay@crowdgather.com

CROWDGATHER, INC.
CONSOLIDATED BALANCE SHEETS

	April 30, 2013	April 30, 2012
ASSETS
Current assets
Cash	$375,512	$2,328,492
Accounts receivable	214,931	42,995
Investments	28,570	28,570
Inventory	33,168	35,132
Prepaid expenses and deposits	50,561	88,932

Total current assets	702,742	2,524,121

Property and equipment, net of accumulated depreciation of $363,746 and $241,569, respectively	225,980	131,175

Intangible assets, net of accumulated amortization of $45,224 and $15,224, respectively	9,368,103	9,333,928
Goodwill	4,360,176	4,360,176

Total assets	$14,657,001	$16,349,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,000	$54,095
Accrued vacation	63,838	27,468
Other accrued liabilities	69,138	28,890
Capital lease obligation, current portion	115,921	-

Total current liabilities	256,897	110,453

Capital lease obligation, net of current portion	9,267	-

Stockholders’ equity
Convertible Preferred Series B stock, $0.001 par value, 1,000,000 shares authorized, 300,000 and 0 shares issued and outstanding, respectively	300,000	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,372,708 and 58,234,216 issued and outstanding, respectively	58,503	58,234
Additional paid-in capital	29,070,716	28,436,644
Accumulated deficit	(15,016,952)	(12,234,501)
Accumulated other comprehensive loss	(21,430)	(21,430)

Total stockholders’ equity	14,390,837	16,238,947

Total liabilities and stockholders’ equity	$14,657,001	$16,349,400

CROWDGATHER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012

Revenue	$1,933,298	$1,932,798

Cost of revenue	52,805	121,334

Gross profit	1,880,493	1,811,464
Operating expenses
Payroll and related expenses	1,850,509	1,669,289
Stock based compensation	608,000	871,000
General and administrative	2,193,436	2,292,126
Impairment of intangible asset	-	93,344
Total operating expenses	4,651,945	4,925,759

Loss from operations	(2,771,452)	(3,114,295)

Other income (expense), net	(10,199)	8,372

Net loss before provision for income taxes	(2,781,651)	(3,105,923)

Provision for income taxes	800	800

Net loss	$(2,782,451)	$(3,106,723)

Weighted average shares outstanding- basic and diluted	58,349,811	58,329,316

Net loss per share – basic and diluted	$(0.05)	$(0.05)